F O R I M M E D I AT E R E L E A S E

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Extends High-Grade Gold Mineralization Laterally and at Depth at Island Gold, Including within Sub-Parallel Zones in Proximity to Existing Infrastructure

Toronto, Ontario (November 29, 2022) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported new results from surface and underground exploration drilling at the Island Gold mine, further extending high-grade gold mineralization in Island West, Island East, and at depth. All reported drill widths are true width of the mineralized zones, unless otherwise stated.
•Island West: high-grade mineralization extended 225 metres (“m”) west of existing Mineral Reserves and Resources (MH33-01). New highlights include:
C-Zone:
•97.21 g/t Au (58.55 g/t cut) over 5.05 m (MH33-01);
•22.40 g/t Au (22.40 g/t cut) over 2.18 m (790-450-06);
•12.07 g/t Au (12.07 g/t cut) over 2.79 m (790-460-10); and
•13.91 g/t Au (13.91 g/t cut) over 2.18 m (790-465-12).
•Island West Hanging Wall Zones: high-grade gold mineralization intersected within newly defined sub-parallel zones in the hanging wall (B, G, and G1 zones). These sub-parallel zones are within proximity of existing underground infrastructure and represent a significant opportunity to add near mine Mineral Reserves and Resources. New highlights include:
B-Zone:
•525.28 g/t Au (80.26 g/t cut) over 2.33 m (770-467-12);
•72.03 g/t Au (44.05 g/t cut) over 3.15 m (770-468-02);
•73.16 g/t Au (47.35 g/t cut) over 2.65 m (770-467-10);
•34.41 g/t Au (22.77 g/t cut) over 5.07 m (770-467-11);
•91.14 g/t Au (35.59 g/t cut) over 2.61 m (770-468-01A);
•37.75 g/t Au (36.54 g/t cut) over 2.53 m (770-467-14);
•226.16 g/t Au (32.33 g/t cut) over 2.58 m (770-467-13); and
•51.17 g/t Au (37.18 g/t cut) over 2.11 m (770-468-03).
G-Zone:
•22.81 g/t Au (22.81 g/t cut) over 2.14 m (770-467-08);
•14.01 g/t Au (13.65 g/t cut) over 2.34 m (770-471-02); and
•10.20 g/t Au (10.20 g/t cut) over 2.59 m (770-474-26).

G1-Zone:
•38.50 g/t Au (19.68 g/t cut) over 2.00 m (770-474-19); and
•37.15 g/t Au (15.97 g/t cut) over 2.33 m (770-467-14).
•Island East Lower: high-grade gold mineralization further extended down-plunge from the large high-grade Inferred Mineral Resource block in the lower part of Island East which contained 2.0 million ounces grading 15.48 g/t Au (3.96 million tonnes (“mt”)) as of December 31, 2021. New highlights include:
•110.17 g/t Au (52.08 g/t cut) over 7.79 m (MH27-08);
•22.17 g/t Au (22.17 g/t cut) over 8.01 m (MH27-07); and
•10.45 g/t Au (10.45 g/t cut) over 7.28 m (MH27-06).
•Island East Middle: underground exploration drilling extended high-grade gold mineralization within the E1E-Zone to the east of Mineral Reserves and Resources and in the area between Island Main and East (above the 840-level). Both areas are within proximity to existing underground infrastructure. New highlights include:
•49.51 g/t Au (49.51 g/t cut) over 2.27 m (840-608-34);
•27.22 g/t Au (27.22 g/t cut) over 2.16 m (620-580-09);
•14.82 g/t Au (14.82 g/t cut) over 3.68m (840-632-11);
•24.41 g/t Au (24.41 g/t cut) over 2.13 m (840-608-32); and
•25.27 g/t Au (21.18 g/t cut) over 2.36 m (620-624-09).
•    Island Main: high-grade gold mineralization extended 160 m below Inferred Mineral Resources (MH30-02), representing one of the deepest intersections to date at Island Gold at a vertical depth of 1,666 m. This highlights the significant opportunity for further high-grade Mineral Reserve and Resource additions with the deposit open laterally and at depth across the currently defined 2 km strike. New highlights include:
•23.21 g/t Au (23.21 g/t cut) over 2.50 m (MH30-02).

Note: Drillhole composite intervals reported as “cut” may include higher grade samples which have been cut to: C-zone (225 g/t Au), B-zone (90 g/t Au), D1 and G1-zones (45 g/t Au), and G-zone (70 g/t Au), E1E-zone (185 g/t Au).
“These high-grade results across multiple areas of the Island Gold deposit highlight the significant exploration upside, not only laterally and at depth, but within newly defined sub-parallel structures. Much of our focus the last several years has been adding high-grade Mineral Resources at depth in advance of the Phase 3+ Expansion study. Having nearly tripled the Mineral Reserve and Resource base to over five million ounces of gold and with work on the expansion ramping up, our exploration focus is shifting to more cost-effective underground drilling where we can leverage existing infrastructure” said John A. McCluskey, President and Chief Executive Officer.
“We see excellent potential to continue adding high-grade Mineral Reserves and Resources laterally and at depth, but also within these previously undefined areas adjacent to our existing infrastructure which have the potential to be incorporated into near-term mine planning. These represent potential high-grade ounces close to our existing production horizons which will be low cost to develop, further increasing ounces per vertical metre and the value of the operation,” Mr. McCluskey added.
New highlight intercepts can be found in Tables 1 and 2, and in Figures 1 to 6 at the end of this news release.

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2022 Exploration Drilling Program – Island Gold Mine
Total exploration spending through the first nine months was $17.9 million, in line with the annual budgeted amount of $22 million for surface and underground exploration at Island Gold in 2022. Exploration remains focused on defining additional near mine Mineral Resources across the Island Gold Deposit (Island Main, West, and East), as well as advancing and evaluating several regional targets.
A total of 28,174 m of surface directional drilling, 17,984 m of underground exploration drilling, and 9,707 m of regional surface exploration drilling has been completed as of November 25, 2022.
Island West
Surface Directional Drilling
Surface directional drilling extended high-grade mineralization 225 m west of existing Mineral Reserves and Resources (MH33-01) in Island West and highlights the opportunity to expand mineralization up-plunge and along strike, in proximity to existing underground infrastructure. Surface drilling is ongoing in this area, and underground exploration drifts will be extended west from the 490 and 790 levels to continue testing this area from underground.
New highlights include (Figure 1, Table 1):
C-Zone:
•97.21 g/t Au (58.55 g/t cut) over 5.05 m (MH33-01).
Underground Exploration Drilling
Underground drilling from the 770 and 790-level exploration drifts continues to extend high-grade gold mineralization along strike to the west of Mineral Reserves and Resources in the middle portion of Island West (between vertical depths of 700 m and 1,100 m).
New highlights include (Figure 1, Table 2):
C-Zone:
•22.40 g/t Au (22.40 g/t cut) over 2.18 m (790-450-06);
•12.07 g/t Au (12.07 g/t cut) over 2.79 m (790-460-10);
•13.91 g/t Au (13.91 g/t cut) over 2.18 m (790-465-12);
•12.83 g/t Au (12.83 g/t cut) over 2.27 m (790-460-07); and
•11.29 g/t Au (11.29 g/t cut) over 2.02 m (790-465-13B).

Island West Hanging Wall Zones
In addition to testing the C-Zone structure from the 770- and 790-levels, drill holes were extended into the hanging wall to follow up on previous drilling that intersected high-grade gold mineralization in sub-parallel structures. These structures were previously classified as “unknown zones” and contained limited Mineral Resources due to the lack of drilling. Additional drilling has been successful in establishing continuity and extending high-grade gold mineralization within multiple structures referred to as the B, G, and G1 Zones. These zones are located 20 m, 75 m and 110 m south of the main C-Zone, respectively. This highlights the potential to add high-grade Mineral Reserves and Resources in proximity of existing production horizons and infrastructure which could be incorporated into the mine plan and mined within the next several years. These potential high-grade Mineral Reserves and Resource additions would be low cost to develop, further increasing the value of the operation and strong economics of the expansion.

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New highlights include (Figures 4, 5, and 6, Table 2):
B-Zone:
•525.28 g/t Au (80.26 g/t cut) over 2.33 m (770-467-12);
•72.03 g/t Au (44.05 g/t cut) over 3.15 m (770-468-02);
•73.16 g/t Au (47.35 g/t cut) over 2.65 m (770-467-10);
•34.41 g/t Au (22.77 g/t cut) over 5.07 m (770-467-11);
•91.14 g/t Au (35.59 g/t cut) over 2.61 m (770-468-01A);
•37.75 g/t Au (36.54 g/t cut) over 2.53m (770-467-14);
•226.16 g/t Au (32.33 g/t cut) over 2.58 m (770-467-13);
•51.17 g/t Au (37.18 g/t cut) over 2.11 m (770-468-03);
•31.79 g/t Au (26.36 g/t cut) over 2.07 m (790-450-02); and
•38.96 g/t Au (20.83 g/t cut) over 2.32 m (770-468-07).
G-Zone:
•22.81 g/t Au (22.81 g/t cut) over 2.14 m (770-467-08);
•14.01 g/t Au (13.65 g/t cut) over 2.34 m (770-471-02); and
•10.20 g/t Au (10.20 g/t cut) over 2.59 m (770-474-26).
G1-Zone:
•38.50 g/t Au (19.68 g/t cut) over 2.00 m (770-474-19); and
•37.15 g/t Au (15.97 g/t cut) over 2.33 m (770-467-14).
Within the B-Zone, the distribution of drill hole intersections over a 30 to 40 m extent is the result of a series of drill holes that were completed at different azimuths and dips from a footwall drill bay, located approximately 30 m north of the B-Zone. These holes were designed to test targets in the hanging wall G and G1 zones, and also confirmed the continuity of high-grade gold mineralization locally within the B-zone.

Island Main and East
Surface Directional Drilling
Surface directional drilling continues to extend high-grade gold mineralization in the E1E-Zone beyond Mineral Resource blocks in the lower portions of Island Main and East areas.
New highlights from the drilling program include (Figure 1, Table 1):
•110.17 g/t Au (52.08 g/t cut) over 7.79 m (MH27-08);
•22.17 g/t Au (22.17 g/t cut) over 8.01 m (MH27-07);
•10.45 g/t Au (10.45 g/t cut) over 7.28 m (MH27-06); and
•23.21 g/t Au (23.21 g/t cut) over 2.50 m (MH30-02).
Drill hole MH30-02 (23.21 g/t Au (23.21 g/t cut) over 2.50 m) was planned as a significant step-out at depth below Inferred Mineral Resources in Island Main area. This hole intersected high-grade mineralization 160 m vertically below Inferred Mineral Resources and is one of the deepest intersections to date at Island Gold. This further highlights the opportunity for the

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expansion of high-grade Mineral Reserves and Resources at depth, where Island Gold remains open at depth across the 2 km strike of the deposit.
Drill holes MH27-06 (10.45 g/t Au (10.45 g/t cut) over 7.28 m), MH27-07 (22.17 g/t Au (22.17 g/t cut) over 8.01 m), and MH27-08 (110.17 g/t Au (52.08 g/t cut) over 7.79 m) intersected wide, high-grade mineralization beyond the nearest Inferred Mineral Resource block in Island East. These drill holes continue to extend gold mineralization down-plunge from the large Inferred Mineral Resource block which has grown rapidly over the last several years to contain 2.0 million ounces grading 15.48 g/t Au (3.96 mt) as of December 31, 2021. Drilling is in progress in this area and is expected to extend Inferred Mineral Resources to the east.
Drillhole MH27-06 was extended into the footwall of the E1E-Zone and two mineralized zones were encountered, 29.81 g/t Au (29.81 g/t cut) over 6.40 m, and 20.67 g/t Au (20.67 g/t cut) over 13.50 m. These zones start 125 m and 137 m, respectively, down-hole from the E1E-Zone, both with apparent moderate to low-angle relative to the core axis, suggesting an oblique orientation relative to the drill hole azimuth (see “Other Zones”). As a result, true width and geometry are unknown at this time and core length is reported. Drill hole MH27-07 was drilled as a step-out to follow up on these zones; however, did not encounter the same zone. Additional interpretation is ongoing to determine the geometry of the zones, and optimal orientation for follow up drilling.
Both MH27-06 and MH27-07 also intersected a mineralized zone in the hanging wall, 25 m up-hole from the E1E-Zone, returning 25.71 g/t Au (25.71 g/t cut) over 5.0 m, and 10.35 g/t Au (10.35 g/t cut) over 4.65 m, respectively. True width is unknown at this time and core length is reported.
Underground Exploration Drilling
Underground drilling from the 620- and 840-level exploration drifts continues to extend high-grade gold mineralization along strike to the east of Mineral Reserves and Resources in the middle portion of Island East (between vertical depths of 500 m and 1,000 m). Drillhole 840-632-11 was drilled from the eastern extent of the 840-level exploration drift and intersected 14.82 g/t Au (14.82 g/t cut) over 3.68 m, 120 m to the east of the nearest Mineral Resource.

New highlights in the E1E-Zone include (Figure 1, Table 2):
•49.51 g/t Au (49.51 g/t cut) over 2.27 m (840-608-34);
•27.22 g/t Au (27.22 g/t cut) over 2.16 m (620-580-09);
•14.82 g/t Au (14.82 g/t cut) over 3.68m (840-632-11);
•24.41 g/t Au (24.41 g/t cut) over 2.13 m (840-608-32);
•25.27 g/t Au (21.18 g/t cut) over 2.36 m (620-624-09);
•11.50 g/t Au (11.50 g/t cut) over 2.73 m (620-633-08);
•12.17 g/t Au (12.17 g/t cut) over 2.39 m (840-584-35); and
•10.48 g/t Au (10.48 g/t cut) over 2.25 m (620-562-10).
Other Zones
The Island Gold Deposit consists of a number of sub-parallel mineralized structures, with the majority of Mineral Reserves and Resources defined in the C/E1E structure which constitute the main production horizons at the Island Gold Mine. As underground development advances, these sub-parallel hanging wall and footwall structures can be targeted with step-out drilling from underground drill platforms. As demonstrated with the above noted newly defined B, G, and G1 Zones, through additional drilling these zones have the potential to be converted into new Mineral Reserves and Resources adjacent to existing underground infrastructure.

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High-grade gold mineralization has been previously intersected from surface and underground drilling throughout the hanging wall and footwall across the 2 km strike extent of the Island Gold Deposit. These intersections are high-priority exploration targets outside of the main C/E1E Zone, which currently hosts the majority (94%) of the known Mineral Reserves and Resources at the Island Gold Mine.
Step-out underground exploration drilling targeting these zones can be completed once underground development has been established. This drilling allows for the confirmation of the geometry and potential continuity of mineralization with the objective of defining new Mineral Resources. These hanging wall and footwall exploration opportunities provide potential further upside to define additional Mineral Reserves and Resources outside of the main C/E1E-Zone in proximity to underground development, which would enhance the ounce per vertical metre profile, and provide multiple mining horizons from the same lateral development levels.
The following are highlights of new hanging wall and footwall intersections from underground and surface exploration drilling where the geometry and continuity is not yet established (“Unknown Zone”) (reported composite intervals are core lengths) (Tables 1 and 2):
•116.04 g/t Au (116.04 g/t cut) over 2.80 m (840-632-07);
•20.67 g/t Au (20.67 g/t cut) over 13.50 m (MH27-06);
•29.81 g/t Au (29.81 g/t cut) over 6.40 m (MH27-06);
•10.35 g/t Au (10.35 g/t cut) over 4.65 m (MH27-06);
•58.54 g/t Au (58.54 g/t cut) over 2.60 m (840-572-37);
•53.22 g/t Au (53.22 g/t cut) over 2.50 m (360-594-01);
•49.57 g/t Au (49.57 g/t cut) over 2.10 m (840-632-05);
•41.28 g/t Au (41.28 g/t cut) over 2.10 m (840-632-10);
•31.02 g/t Au (31.02 g/t cut) over 2.20 m (840-632-08);
•11.75 g/t Au (11.75 g/t cut) over 2.20 m (620-633-01);
•11.33 g/t Au (11.33 g/t cut) over 3.05 m (340-608-07);
•12.13 g/t Au (12.13 g/t cut) over 2.75 m (770-467-14); and
•14.86 g/t Au (14.86 g/t cut) over 2.20 m (360-594-04).

Qualified Persons
Scott R.G. Parsons, P.Geo., FAusIMM, Alamos Gold’s Vice President, Exploration, has reviewed and approved the scientific and technical information contained in this news release. Scott R.G. Parsons is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Exploration programs at the Island Gold Mine are directed by Raynald Vincent, P.Eng., M.G.P., Exploration Superintendent at the Island Gold Mine. Raynald Vincent is a “Qualified Person” as defined by Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects.
Quality Assurance and Quality Control
Alamos Gold maintains an internal Quality Assurance / Quality Control (QA/QC) program at the Island Gold Mine to ensure sampling and analysis of all exploration work is conducted in accordance with best practices.
Access to the Island Gold Mine is controlled by security personnel. Drill core is logged and sampled at the core logging facility within the mine site under the supervision of a Qualified

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Geologist. A geologist marks the individual samples for analysis, and sample intervals, sample numbers, standards and blanks are entered into the database. The core is cut in half using an electric core saw equipped with a diamond tipped blade. One half of the core is placed into a plastic sample bag and sealed with zip ties in preparation for shipment. The other half of the core is returned to the core box and retained for future reference. The samples are placed in large heavy-duty nylon reinforced Fabrene bags, which are identified and sealed before being placed on pallets. The core samples are picked up at the mine site and delivered to AGAT laboratory in Thunder Bay, Ontario.
Gold is analyzed by a 50 grams fire assay with an Atomic Absorption (AA) finish. Samples greater than 10.0 g/t Au are re-analyzed using gravimetric finish methods. AGAT is a certified laboratory and has internal quality control (“QC”) programs that include insertion of reagent blanks, reference materials, and pulp duplicates.
The Corporation inserts QC samples (blanks and reference materials) at regular intervals to monitor laboratory performance. Cross check assays are completed on a regular basis in a secondary accredited laboratory. The QA/QC procedures are more completely described in the Technical Report filed on SEDAR August 29, 2022.

About Alamos
Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.
Cautionary Note
This news release includes certain statements that constitute forward-looking information within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements"). All statements in this news release other than statements of historical fact, which address events, results, outcomes or developments that Alamos expects to occur are forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “continue”, "expect", "plan", "estimate", “target”, “budget”, “prospective” or “potential” or variations of such words and phrases and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved or the negative connotation of such terms.
Such statements in this news release include, without limitation, statements with respect to planned exploration programs and focuses, potential drilling results and related expectations, costs and expenditures, project economics, gold price assumptions, potential mineralization, projected ore grades, opportunities to add near mine and further high-grade Mineral Reserves and Resources, potential additions to the mine plan, extension of Inferred Mineral Resources, expected increases in the value of operations, and other information that is based on forecasts and projections of future operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.
Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral

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Resource. A Mineral Resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "Indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of Mineral Resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into Proven and Probable Mineral Reserves.
Alamos cautions that forward-looking statements are necessarily based upon several factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements, and undue reliance should not be placed on such statements and information.
These factors and assumptions include, but are not limited to: the actual results of current exploration activities, conclusions of economic and geological evaluations, changes in project parameters as plans continue to be refined, operations may be exposed to widespread pandemic; the impact of the COVID-19 pandemic on the broader market; state and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada, Mexico and other jurisdictions in which the Company does or may conduct business; the duration of regulatory responses to the COVID-19 pandemic; changes in national and local government legislation, controls or regulations; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); ability to sell or deliver gold doré bars; disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, and Mexican peso); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; delays in the development or updating of mine plans; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in Canada or Mexico and other jurisdictions in which the Company may carry on business in the future; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.
For a more detailed discussion of such risks and other factors that may affect the Company's ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.
The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.
Note to U.S. Investors – Mineral Reserve and Resource Estimates
Unless otherwise indicated, all Mineral Resource and Mineral Reserve estimates included in this news release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.
Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC

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recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

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Table 1: Island Gold – Previously Unreleased Select Composite Intervals from Surface Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island Main and East @ 185 g/t Au, Island West @ 225 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
MH27-06	E1E	Island East	1615.34	1624.50	9.16	7.28	10.45	10.45	1538
MH27-07	E1E	Island East	1615.85	1626.15	10.30	8.01	22.17	22.17	1540
MH27-08	E1E	Island East	1586.00	1595.30	9.30	7.79	110.17	52.08	1502
MH30-02	E1E	Island Main	1811.50	1814.75	3.25	2.50	23.21	23.21	1666
MH33-01	C	Island West	785.90	795.10	9.20	5.05	97.21	58.55	733
MH27-06	Unknown	Island East	1589.00	1594.00	5.00		25.71	25.71	1511
MH27-06	Unknown	Island East	1751.20	1757.60	6.40		29.81	29.81	1666
MH27-06	Unknown	Island East	1769.90	1783.40	13.50		20.67	20.67	1687
MH27-07	Unknown	Island East	1585.20	1589.85	4.65		10.35	10.35	1508

10 | ALAMOS GOLD INC

Table 2: Island Gold – Previously Unreleased Select Composite Intervals from Underground Exploration Drilling

Composite intervals greater than 3 g/t Au weighted average, capping values:
Island West (C-zone) @ 225 g/t Au; Island Main and East (E1E Zone) @ 185 g/t Au. B Zone @ 90 g/t Au; D1 and G1 Zones @ 45 g/t Au; G Zone @ 70 g/t Au.

Hole ID	Zone	Target Area	From (m)	To (m)	Core Length (m)	True Width (m)	Au Uncut (g/t)	Au Cut (g/t)	Vertical Depth (m)
770-467-08	B	Island West	12.15	14.80	2.65	2.53	9.48	9.48	790
770-467-10	B	Island West	16.90	20.55	3.65	2.65	73.16	47.35	780
770-467-11	B	Island West	33.90	40.40	6.50	5.07	34.41	22.77	781
770-467-12	B	Island West	12.10	15.15	3.05	2.33	525.28	80.26	783
770-467-13	B	Island West	16.20	19.45	3.25	2.58	226.16	32.33	777
770-467-14	B	Island West	17.70	20.30	2.60	2.53	37.75	36.54	776
770-468-01A	B	Island West	13.00	15.90	2.90	2.61	91.14	35.59	787
770-468-02	B	Island West	16.20	19.95	3.75	3.15	72.03	44.05	782
770-468-03	B	Island West	14.00	16.20	2.20	2.11	51.17	37.18	790
770-468-04A	B	Island West	13.75	16.80	3.05	3.02	7.37	7.37	793
770-468-05	B	Island West	14.00	17.00	3.00	2.56	3.13	3.13	785
770-468-07	B	Island West	15.00	17.60	2.60	2.32	38.96	20.83	792
770-471-02	B	Island West	48.00	50.30	2.30	2.27	6.21	6.21	805
770-474-16	B	Island West	8.70	10.90	2.20	2.02	4.22	4.22	790
770-474-19	B	Island West	7.50	10.20	2.70	2.45	6.35	6.35	795
790-450-01	B	Island West	182.90	185.40	2.50	2.10	5.50	5.50	846
790-450-02	B	Island West	159.65	161.75	2.10	2.07	31.79	26.36	798
790-459-01	B	Island West	337.00	340.90	3.90	2.03	8.65	8.65	1077
790-459-02	B	Island West	287.00	292.00	5.00	2.12	3.75	3.75	1019
790-459-03	B	Island West	213.95	216.45	2.50	2.40	9.29	9.29	898
790-460-07	B	Island West	197.30	202.80	5.50	3.20	8.83	8.83	703
740-471-44A	C	Island West	870.00	875.00	5.00	2.53	3.15	3.15	1478
790-450-01	C	Island West	148.45	150.80	2.35	2.03	3.19	3.19	842
790-450-03	C	Island West	163.10	166.90	3.80	2.28	5.18	5.18	889
790-450-06	C	Island West	193.80	197.60	3.80	2.18	22.40	22.40	940
790-459-01	C	Island West	299.50	304.20	4.70	2.49	3.75	3.75	1049
790-460-05	C	Island West	110.75	113.85	3.10	2.99	3.35	3.35	809
790-460-05A	C	Island West	110.00	113.60	3.60	3.50	5.75	5.75	809
790-460-06	C	Island West	99.10	103.00	3.90	3.69	8.37	8.37	786
790-460-07	C	Island West	112.00	114.70	2.70	2.27	12.83	12.83	756
790-460-10	C	Island West	104.70	107.90	3.20	2.79	12.07	12.07	766
790-465-12	C	Island West	107.00	112.00	5.00	2.18	13.91	13.91	898
790-465-13B	C	Island West	89.30	92.30	3.00	2.02	11.29	11.29	876

11 | ALAMOS GOLD INC

840-530-05	C	Island West	705.00	710.60	5.60	2.14	5.89	5.89	1464
790-450-05	D1	Island West	93.50	96.30	2.80	2.46	15.25	10.92	863
790-450-06	D1	Island West	101.30	104.50	3.20	2.61	4.06	4.06	887
340-608-07	E1E	Island East	88.10	90.80	2.70	2.14	3.71	3.71	260
620-562-03	E1E	Island East	128.40	131.30	2.90	2.66	4.66	4.66	517
620-562-04	E1E	Island East	135.40	139.00	3.60	3.14	5.04	5.04	497
620-562-10	E1E	Island East	250.25	253.45	3.20	2.25	10.48	10.48	740
620-580-09	E1E	Island East	85.20	87.60	2.40	2.16	27.22	27.22	545
620-624-09	E1E	Island East	100.70	103.40	2.70	2.36	25.27	21.18	570
620-624-10	E1E	Island East	93.00	95.40	2.40	2.22	5.31	5.31	542
620-624-13	E1E	Island East	209.85	214.70	4.85	2.28	3.82	3.82	702
620-633-05	E1E	Island East	91.40	94.80	3.40	2.76	4.32	4.32	509
620-633-08	E1E	Island East	85.80	88.60	2.80	2.73	11.50	11.50	565
840-584-35	E1E	Island East	168.95	171.35	2.40	2.39	12.17	12.17	782
840-584-36	E1E	Island East	166.10	168.80	2.70	2.69	4.01	4.01	808
840-590-27	E1E	Island East	161.70	164.50	2.80	2.08	6.07	6.07	906
840-608-32	E1E	Island East	135.25	137.60	2.35	2.13	24.41	24.41	803
840-608-34	E1E	Island East	146.00	148.70	2.70	2.27	49.51	49.51	811
840-632-02	E1E	Island East	141.00	143.50	2.50	2.40	3.10	3.10	829
840-632-05	E1E	Island East	135.00	137.15	2.15	2.08	6.31	6.31	840
840-632-11	E1E	Island East	157.25	161.50	4.25	3.68	14.82	14.82	754
920-630-06	E1E	Island East	94.10	97.40	3.30	2.14	5.81	5.81	945
770-467-08	G	Island West	71.70	74.00	2.30	2.14	22.81	22.81	796
770-468-02	G	Island West	74.00	76.20	2.20	2.11	4.00	4.00	766
770-471-01A	G	Island West	90.00	92.65	2.65	2.14	5.86	5.86	837
770-471-02	G	Island West	72.80	75.60	2.80	2.34	14.01	13.65	813
770-474-26	G	Island West	80.35	83.00	2.65	2.59	10.20	10.20	744
770-467-13	G1	Island West	149.20	151.80	2.60	2.02	50.55	5.78	704
770-467-14	G1	Island West	153.00	155.70	2.70	2.33	37.15	15.97	697
770-474-17	G1	Island West	107.30	110.80	3.50	3.44	7.00	7.00	782
770-474-18	G1	Island West	104.50	106.70	2.20	2.14	4.06	4.06	767
770-474-19	G1	Island West	124.40	127.00	2.60	2.00	38.50	19.68	859
770-474-20	G1	Island West	104.00	107.00	3.00	2.96	7.24	7.24	765
770-474-22	G1	Island West	115.05	117.65	2.60	2.31	9.32	9.32	827
770-474-23	G1	Island West	108.05	110.45	2.40	2.13	5.13	5.13	831
340-608-07	Unknown		80.50	83.55	3.05		11.33	11.33	265
360-594-01	Unknown		147.70	149.90	2.20		3.10	3.10	349
360-594-01	Unknown		203.20	206.40	3.20		5.19	5.19	353
360-594-01	Unknown		52.70	55.20	2.50		53.22	53.22	344
360-594-03	Unknown		211.90	214.10	2.20		5.35	5.35	278

12 | ALAMOS GOLD INC

360-594-04	Unknown	50.20	52.40	2.20	14.86	14.86	344
620-633-01	Unknown	56.60	58.80	2.20	11.75	11.75	576
740-471-46	Unknown	101.00	104.60	3.60	4.11	4.11	830
740-471-46	Unknown	336.70	340.55	3.85	6.96	6.96	984
740-471-47	Unknown	376.80	379.70	2.90	9.97	9.97	994
770-467-10	Unknown	23.65	26.80	3.15	6.33	6.33	778
770-467-13	Unknown	27.25	30.05	2.80	4.05	4.05	771
770-467-14	Unknown	27.80	30.55	2.75	12.13	12.13	770
790-450-01	Unknown	142.70	145.10	2.40	3.08	3.08	841
790-450-01	Unknown	33.70	36.75	3.05	7.01	7.01	829
790-450-01	Unknown	54.40	56.65	2.25	7.60	7.60	831
790-450-03	Unknown	57.10	59.90	2.80	3.68	3.68	848
790-450-03	Unknown	31.10	34.95	3.85	4.54	4.54	838
790-450-04	Unknown	301.70	304.40	2.70	3.26	3.26	687
790-450-05	Unknown	28.30	30.70	2.40	9.10	7.91	838
840-572-37	Unknown	159.00	161.60	2.60	58.54	58.54	972
840-572-38	Unknown	206.20	208.55	2.35	3.80	3.80	1006
840-632-04	Unknown	106.65	109.00	2.35	3.03	3.03	796
840-632-05	Unknown	131.10	133.20	2.10	49.57	49.57	840
840-632-07	Unknown	146.10	148.90	2.80	116.04	116.04	913
840-632-08	Unknown	103.30	105.70	2.40	5.60	5.60	776
840-632-08	Unknown	109.10	111.30	2.20	31.02	31.02	773
840-632-10	Unknown	101.60	103.70	2.10	41.28	41.28	857

13 | ALAMOS GOLD INC

Table 3: Surface exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83)

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)	Comments
MH25-12	335	-80	861	692320	5351076	393	Cut from MH25-11 at 1006 m
MH26-06	339	-79	1098	692210	5351208	394	Cut from MH26-05 at 671 m
MH26-07	339	-79	995	692210	5351208	394	Cut from MH26-06 at 843 m
MH26-08	339	-79	615	692210	5351208	394	Cut from MH26-07 at 1202 m
MH27-03	338	-76	614	692344	5351146	392	Cut from MH27-02 at 1113 m
MH27-04	338	-76	937	692344	5351146	392	Cut from MH27-03 at 823 m
MH27-06	338	-76	1413	692344	5351146	392	Cut from MH27-01 at 563 m
MH27-07	338	-76	593	692344	5351146	392	Cut from MH27-06 at 1399 m
MH27-08	338	-76	1395	692344	5351146	392	Cut from MH27-01 at 605 m
MH28-02	253	-84	763	692701	5351670	391	Cut from MH28-01B at 1152 m
MH28-03	253	-84	1216	692701	5351670	391	Cut from MH28-01B at 763 m
MH28-04	253	-84	954	692701	5351670	391	Cut from MH28-03 at 1043 m
MH28-05	253	-84	974	692701	5351670	391	Cut from MH28-01A at 1060 m
MH29-01	308	-79	1757	691319	5350979	395
MH29-02	308	-79	1314	691319	5350979	395	Cut from MH29-01 at 518 m
MH30-01	325	-77	1985	692051	5350830	394
MH30-02	325	-77	671	692051	5350830	394	Cut from MH30-01 at 1255 m
MH31-01	338	-80	1779	691003	5350847	395
MH31-02	338	-80	628	691003	5350847	395	Cut from MH31-01 at 1225 m
MH31-03	338	-80	840	691003	5350847	395	Cut from MH31-01 at 1049 m
MH33-01	318	-72	981	690225	5351183	382
21IGX009	344	-59	1013	692312	5351992	401
21IGX010	316	-65	1452	692595	5351636	396
21IGX011	331	-51	754	691961	5351901	394
21IGX012	331	-62	755	691961	5351901	394
21IGX013	312	-57	1304	692593	5351639	390
21IGX013W1	312	-57	550	692593	5351639	390	Cut from 21IGX013 at 751 m
21IGX014	331	-45	720	691961	5351901	394

Note: UTM mine surface elevation 393 m

14 | ALAMOS GOLD INC

Table 4: Underground exploration drill holes; azimuth, dip, drilled length, and collar location at surface (UTM NAD83).

Hole ID	Azimuth (°)	Dip (°)	Drilled Length (m)	UTM Easting (m)	UTM Northing (m)	UTM Elevation (m)
340-608-04	148	-18	135	691517	5352227	62
340-608-05	148	-31	189	691517	5352227	62
340-608-06	148	-38	237	691517	5352227	61
340-608-07	158	51	126	691517	5352227	65
340-614-01	146	-36	231	691571	5352255	63
340-614-02	159	-25	168	691570	5352255	63
340-614-03A	147	-10	228	691570	5352254	64
340-614-04	156	49	126	691570	5352255	66
360-594-01	330	1	351	691390	5352160	50
360-594-03	330	19	228	691391	5352160	50
360-594-04	349	1	219	691392	5352161	49
620-562-03	145	45	162	691130	5351956	-217
620-562-04	145	55	168	691130	5351956	-217
620-562-05	158	34	159	691130	5351955	-220
620-562-06	158	12	165	691130	5351955	-220
620-562-07	181	44	168	691130	5351955	-220
620-562-09	168	-27	270	691130	5351955	-220
620-562-10	162	-31	285	691130	5351955	-220
620-562-11	159	-22	240	691130	5351955	-220
620-562-12	151	-28	261	691130	5351955	-220
620-580-08	128	74	159	691311	5351989	-212
620-580-09	134	44	120	691313	5351988	-213
620-623-14	154	-33	271	691707	5352177	-208
620-624-02A	134	30	129	691714	5352180	-206
620-624-03	139	56	132	691713	5352179	-206
620-624-04	144	-35	282	691713	5352180	-209
620-624-05	146	-23	195	691713	5352180	-208
620-624-08	201	46	135	691711	5352179	-205
620-624-09	186	15	129	691711	5352179	-207
620-624-10	184	37	126	691713	5352179	-208
620-624-11	169	-13	186	691712	5352179	-208
620-624-12	162	-22	201	691712	5352179	-209
620-624-13	149	-31	243	691712	5352179	-208
620-624-14	141	-32	270	691712	5352180	-209
620-624-15	144	-25	261	691712	5352180	-209
620-624-16	176	21	114	691711	5352179	-207
620-624-17	169	-19	186	691712	5352179	-208

15 | ALAMOS GOLD INC

620-633-01	130	21	129	691794	5352217	-205
620-633-02	136	-31	276	691794	5352217	-207
620-633-03	138	-8	162	691794	5352217	-206
620-633-05	148	70	159	691793	5352217	-203
620-633-06A	150	-19	186	691793	5352217	-206
620-633-07	154	-27	225	691793	5352217	-206
620-633-08	166	22	126	691793	5352216	-205
740-471-40A	133	-66	845	690297	5351608	-369
740-471-44A	106	-63	933	690297	5351608	-369
740-471-46	333	-40	834	690293	5351610	-369
740-471-47	304	-35	930	690288	5351608	-369
770-467-08	145	-6	87	690303	5351482	-395
770-467-09	136	10	84	690303	5351483	-395
770-467-10	148	22	87	690303	5351483	-394
770-467-11	158	11	57	690302	5351483	-395
770-467-12	173	19	90	690302	5351482	-394
770-467-13	170	31	159	690302	5351482	-393
770-467-14	178	35	168	690302	5351482	-394
770-468-01A	177	6	96	690310	5351486	-395
770-468-02	165	17	90	690310	5351486	-395
770-468-03	165	-6	93	690310	5351486	-396
770-468-04A	160	-15	96	690310	5351486	-396
770-468-05	149	11	84	690311	5351486	-395
770-468-06	141	-1	87	690311	5351486	-395
770-468-07	145	-12	96	690311	5351486	-396
770-471-01A	160	-30	138	690348	5351496	-397
770-471-02	175	-17	125	690348	5351496	-397
770-474-16	140	-1	138	690370	5351502	-396
770-474-17	149	4	144	690370	5351502	-396
770-474-18	158	11	162	690370	5351501	-396
770-474-19	159	-33	168	690369	5351501	-397
770-474-20	166	13	168	690369	5351501	-396
770-474-21	166	-12	153	690369	5351501	-397
770-474-22	171	-18	150	690369	5351501	-397
770-474-23	175	-22	156	690369	5351501	-397
770-474-24	150	-3	165	690370	5351502	-396
770-474-25	139	31	126	690370	5351502	-395
770-474-26	156	32	126	690370	5351502	-395
770-474-28	145	12	123	690370	5351502	-396
790-450-01	188	-5	195	690104	5351528	-433

16 | ALAMOS GOLD INC

790-450-02	183	9	195	690105	5351528	-432
790-450-03	188	-21	200	690104	5351528	-433
790-450-04	163	24	321	690105	5351528	-431
790-450-05	157	-23	204	690106	5351529	-433
790-450-06	153	-36	258	690106	5351529	-433
790-459-01	149	-47	402	690167	5351590	-434
790-459-02	159	-41	324	690167	5351590	-434
790-459-03	164	-21	282	690167	5351590	-434
790-460-02	147	-17	192	690192	5351553	-434
790-460-03	156	-10	159	690192	5351553	-434
790-460-04	161	-21	234	690192	5351553	-434
790-460-05	170	9	189	690192	5351552	-433
790-460-05A	170	9	189	690191	5351552	-434
790-460-06	173	24	237	690192	5351552	-432
790-460-07	173	38	225	690191	5351552	-431
790-460-08	175	48	186	690193	5351553	-431
790-460-09	164	41	201	690194	5351554	-432
790-460-10	164	34	186	690194	5351553	-432
790-460-11	168	17	180	690193	5351553	-433
790-460-12	164	25	120	690194	5351554	-433
790-465-12	152	-44	399	690256	5351538	-429
790-465-13B	159	-36	147	690256	5351538	-429
840-530-04A	178	-64	852	690848	5351794	-469
840-530-05	178	-64	249	690848	5351794	-469
840-572-37	162	-47	396	691247	5351951	-460
840-572-38	154	-46	396	691247	5351951	-460
840-584-31	146	24	207	691378	5351957	-454
840-584-34	151	34	198	691378	5351957	-454
840-584-35	152	22	201	691378	5351957	-455
840-584-36	155	13	186	691378	5351957	-455
840-584-37	159	34	198	691377	5351957	-454
840-590-24	153	-26	183	691442	5351958	-455
840-590-27	137	-21	207	691442	5351958	-455
840-602-30	176	-11	177	691560	5351985	-453
840-608-30	169	-11	171	691617	5352008	-452
840-608-32	147	16	150	691618	5352008	-451
840-608-34	141	12	162	691618	5352008	-451
840-608-38	151	-5	174	691618	5352008	-452
840-632-01	122	-15	174	691836	5352115	-447
840-632-02	122	3	168	691833	5352113	-447

17 | ALAMOS GOLD INC

840-632-03	120	22	171	691836	5352116	-446
840-632-04	137	20	156	691836	5352115	-446
840-632-05	140	-3	156	691836	5352115	-446
840-632-06C	133	55	177	691833	5352113	-447
840-632-07	146	-29	201	691835	5352115	-448
840-632-08	146	34	153	691836	5352115	-445
840-632-09	159	51	165	691835	5352115	-444
840-632-10	172	-10	186	691834	5352114	-447
840-632-11	107	30	192	691836	5352117	-445
840-632-12A	109	14	237	691833	5352113	-447
840-632-13	109	-12	201	691836	5352116	-447
920-630-05	190	7	90	691853	5352006	-534
920-630-06	192	-13	111	691854	5352006	-534
920-630-07	186	-28	123	691854	5352006	-534
920-630-09	174	16	99	691855	5352006	-532
920-630-10	168	-22	102	691855	5352007	-534
920-630-11	147	19	87	691856	5352007	-532
920-630-12	172	-7	81	691855	5352006	-533
920-630-13	177	34	102	691855	5352006	-531
920-630-14	196	32	123	691854	5352006	-531
920-630-15	206	17	120	691853	5352005	-532

Note: UTM mine surface elevation 393 m

18 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

Figure 1: Island Gold Mine – C/E1E/E1EN Longitudinal, New Underground and Surface Exploration Drilling Results

Figure 2: Island Gold West (C-Zone) Longitudinal – Surface and Underground Exploration Drilling Results

20 | ALAMOS GOLD INC

Figure 3: Island Gold East (E1E-Zone) Longitudinal – Underground Exploration Drilling Results

21 | ALAMOS GOLD INC

Figure 4: Island Gold Mine B-Zone Longitudinal – Underground Exploration Drilling Results

22 | ALAMOS GOLD INC

Figure 5: Island Gold Mine G-Zone Longitudinal – Underground Exploration Drilling Results

23 | ALAMOS GOLD INC

Figure 6: Island Gold Mine G1-Zone Longitudinal – Underground Exploration Drilling Results

24 | ALAMOS GOLD INC